SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

Certification and Notice of Termination of Registration under Section 12 (g) of the Securities
Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the
Securities Exchange Act of 1934.

Commission File Number 333-59837
HOUSEHOLD AUTOMOBILE REVOLVING TRUST I, SERIES 1998-1
(Exact name of Registrant as specified in Department Of the Treasury, Internal Revenue Service Form SS-4)
HOUSEHOLD FINANCE CORPORATION
(Servicer of the Trust) (Exact name as specified in Servicer's charter)
DELAWARE (State or other jurisdiction of incorporation of Servicer)		Not Applicable (I.R.S. Employer Identification Number of Registrant)
2700 SANDERS ROAD, PROSPECT HEIGHTS, ILLINOIS 60070 (Address of principal executive offices of Servicer) (Zip Code) Servicer's telephone number, including area code (847) 564-5000

Certificates CUSIP Nos. 441799AC7, 441799AD5, 441799AE3 and 441799AF0 (Title of each class of securities covered by this Form)
None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to
Terminate or suspend the duty to file reports:
Rule 12g-4 (a) (1) (I)	[ ]	Rule 12h-3 (b) (1) (II)	[ ]
Rule 12g-4 (a) (1) (II)	[ ]	Rule 12h-3 (b) (2) (I)	[ ]
Rule 12g-4 (a) (2) (I)	[ ]	Rule 12h-3 (b) (2) (II)	[ ]
Rule 12g-4 (a) (2) (II)	[ ]	Rule 15d-6	[ ]
Rule 12h-3 (b) (1) (I)	[X]

Approximate number of holders of record as of the certification or notice date: NONE.
Pursuant to the requirements of the Securities Exchange Act of 1934 Household Finance
Corporation, as Servicer for the Household Automobile Revolving Trust I, Series 1998-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: March 28, 2003		By: /s/ Steven H. Smith Steven H. Smith Assistant Treasurer